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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 23)

                            The Fairchild Corporation
                           --------------------------
                                (Name of Issuer)

                 Class A Common Stock and Class B Common Stock,
                 ----------------------------------------------
                            par value $0.10 per share
                            -------------------------
                         (Title of Class of Securities)


                                  0066545 10 4
                                ----------------
                                 (CUSIP Number)



                              David I. Faust, Esq.
                         Faust, Rabbach & Oppenheim, LLP
                               488 Madison Avenue
                            New York, New York 10022
                                 (212) 751-7700
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 16, 2002
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Check the following box if a fee is being paid with the statement [ ].


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                                  SCHEDULE 13D



1.                  THE STEINER GROUP LLC
                    NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    13-4035166

2.                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]

                                                                         (b) [_]

3.                  SEC USE ONLY

4.                  SOURCE OF FUNDS

                    N/A

5.                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [_]

6.                  CITIZENSHIP OR PLACE OF ORGANIZATION

                    STATE OF DELAWARE, USA

                            7.      SOLE VOTING POWER
                                    -0-
   SHARES
BENEFICIALLY                8.      SHARED VOTING POWER
  OWNED BY                          3,193,688 CLASS A SHARES
                                    2,533,996 CLASS B SHARES

   EACH
 REPORTING                  9.      SOLE DISPOSITIVE POWER
  PERSON                            3,193,688 CLASS A SHARES
   WITH                             2,533,996 CLASS B SHARES

                            10.     SHARED DISPOSITIVE POWER

                                    -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,193,688 CLASS A SHARES
         2,533,996 CLASS B SHARES

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [_]


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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         14.168% OF CLASS A, 96.66% OF CLASS B

14.      TYPE OF REPORTING PERSON

                         CO

                                Page 3 of 7 pages
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                           JEFFREY J. STEINER
15.                        NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           ###-##-####
16.                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]

                                                                         (b) [_]

17.                        SEC USE ONLY

18.                        SOURCE OF FUNDS

                           N/A

19.                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [_]

20.                        CITIZENSHIP OR PLACE OF ORGANIZATION
                           AUSTRIA

                            21.     SOLE VOTING POWER
                                    -0-
 NUMBER OF
  SHARES
BENEFICIALLY                22.     SHARED VOTING POWER
 OWNED BY                           442,754 CLASS A SHARES

   EACH
 REPORTING                  23.     SOLE DISPOSITIVE POWER
  PERSON                            442,754 CLASS A SHARES
   WITH
                            24.     SHARED DISPOSITIVE POWER
                                    -0-

25. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,754 CLASS A SHARES

26.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (25) EXCLUDES
         CERTAIN SHARES                                                      [X]

27.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (25)
         1.96% OF CLASS A


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28.      TYPE OF REPORTING PERSON
         IN


                  The undersigned, Jeffrey J. Steiner and The Steiner Group LLC hereby amend the Schedule 13-D filed by Paske Investment Limited and Nedim Sadaka (Mr. Steiner having replaced Mr. Sadaka as a member of the "group" filing this statement, as described in Amendment No. 6 dated July 24, 1986 and The Steiner Group LLC having replaced Paske Investments Limited as a member of the "group" filing this statement, as described in Amendment No. 21 dated December 29, 1998) with respect to the Class A Common Stock, par value $.10 per share (the "Class A Stock"), and the Class B Common Stock, par value $.10 per share (the "Class B Stock"), of The Fairchild Corporation (formerly Banner Industries, Inc.), a Delaware corporation (the "Issuer"), as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  By agreement dated as of July 16, 2002, the Issuer and certain wholly owned subsidiaries agreed to sell the assets of Issuer's fastner business to Alcoa Inc. In connection with that agreement, the undersigned and certain of the other shareholders of the Issuer entered into a Voting Agreement agreeing, inter alia, to

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vote in favor of the agreement with Alcoa Inc. and restricting their ability to sell their shares of the Issuer until the closing or termination of the agreement with Alcoa Inc. A copy of the Voting Agreement is annexed as Exhibit C.

Item 7.           Exhibits

                  Joint Filing Agreement - Exhibit B
                  Voting Agreement       - Exhibit C


                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about it or him is true, complete and correct.

Date: July 26, 2002
                                             -----------------------------
                                             JEFFREY J. STEINER
                                             by his attorney-in-fact
                                             David I. Faust



                                             THE STEINER GROUP LLC



Date: July 26, 2002                          By:
                                                ---------------------------
                                                Jeffrey J. Steiner, Manager
                                                by David I. Faust, his
                                                attorney-in-fact


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